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ORANGEKLOUD TECHNOLOGY INC.
70 BENDEMEER ROAD
UNIT 04-04 LUZERNE SINGAPORE
339940 REPUBLIC OF SINGAPORE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/ORKT2025SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V79516-Z91138

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

ORANGEKLOUD TECHNOLOGY INC.

The Board of Directors recommends you vote FOR the following proposals:

SPECIAL RESOLUTIONS

		For	Against	Abstain
1.	Amendment of memorandum and articles of association That the existing memorandum and articles of association of the Company dated 6 January 2025 be and are hereby replaced in their entirety with a new amended and restated memorandum and articles of association, in the form circulated to the shareholders prior to the meeting. To reflect, among others, the change in voting rights of holders of Class B Ordinary Shares from 10 votes per share to 100 votes per share.	☐	☐	☐

ORDINARY RESOLUTIONS

		For	Against	Abstain
2.	Share Consolidation (Reverse Stock Split) That Orangekloud Technology Inc. undertake a 1-for-4 reverse stock split, for every 4 Ordinary Shares of nominal or par value of USD 0.001 each to be consolidated into 1 Ordinary Share of nominal or par value of USD 0.004 each. This is applicable to both Class A and Class B Ordinary Shares, respectively.	☐	☐	☐
3.	Authorized Share Capital To increase the authorized share capital of the Company to US$4,000,000 divided into 1,000,000,000 Ordinary Shares of nominal or par value of US$0.004 each, comprising 800,000,000 Class A Ordinary Shares of nominal or par value of US$0.004 each and 200,000,000 Class B Ordinary Shares of nominal or par value of US$0.004 each.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V79517-Z91138

ORANGEKLOUD TECHNOLOGY INC.
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 16, 2025 11:00 AM SINGAPORE TIME
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) GOH KIAN Hwa, as proxy with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the Ordinary Shares of ORANGEKLOUD TECHNOLOGY INC. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held virtually at 11:00 AM Singapore Time, on September 16, 2025 at www.virtualshareholdermeeting.com/ORKT2025SM, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side